Filed Pursuant to Rule 424(b)(3)
Registration No. 333-257989

PROSPECTUS SUPPLEMENT NO. 5
(to Prospectus dated July 30, 2021)
Luminar Technologies, Inc.
Up to 941,940 Shares of Class A Common Stock

This prospectus supplement supplements the prospectus dated July 30, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-257989). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on December 17, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relates to the offer and sale from time to time by the selling stockholders (which term as used in this prospectus, includes their respective transferees, pledgees, distributees, donees, and successors-in-interest) named herein of up to 941,940 shares of our Class A common stock, par value $0.0001 per share (the "Class A common stock"), which consist of (i) up to 450,000 shares of Class A common stock that will be issued in a private placement in connection with the closing of our acquisition of a certain engineering company pursuant to a Stock Purchase Agreement, dated as of July 9, 2021 by and among us, a certain engineering company, the stockholders of such company and a certain individual, solely in his capacity as the Seller Representative (the "Stock Purchase Agreement,"), (ii) up to 200,000 shares of Class A common stock that may be issued to the stockholders of such engineering company in a private placement contingent upon satisfaction of certain milestones pursuant to the Stock Purchase Agreement, and (iii) up to 291,940 shares of Class A common stock that will be issued in a private placement to pursuant to a certain engineering and manufacturing services arrangement.
The selling stockholders may offer, sell or distribute all or a portion of the securities hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from such sales of the shares of Class A common stock. We will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The selling stockholders will bear all commissions and discounts, if any, attributable to their sale of shares of Class A common stock. See “Plan of Distribution” beginning on page 135 of the Prospectus.
Our registration of the securities covered by the Prospectus does not mean that the selling stockholders will offer or sell any of the securities.
Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “LAZR”. On December 16, 2021, the last reported sales price of our Class A common stock was $14.91 per share.
We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and, as such, have elected to comply with certain reduced disclosure and regulatory requirements.
Investing in our securities involves risks. See “Risk Factors” beginning on page 6 of the Prospectus to read about factors you should consider before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is December 17, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 14, 2021

LUMINAR TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-38791	83-1804317
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
2603 Discovery Drive, Suite 100
Orlando, Florida 32826
(Address of principal executive offices, including zip code)
Registrant’s telephone number, including area code: (407) 900-5259

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Class A Common Stock, par value of $0.0001 per share	LAZR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.    Entry Into or Amendment of a Material Definitive Agreement.
Convertible Notes Offering
On December 17, 2021, Luminar Technologies, Inc. (“Luminar”) completed its previously announced private offering of $600.0 million aggregate principal amount of its 1.25% convertible senior notes due 2026 (the “notes”), including $50.0 million aggregate principal amount of notes sold pursuant to the partial exercise by the initial purchasers of their option to purchase additional notes. The notes were issued pursuant to, and are governed by, an indenture, dated as of December 17, 2021 (the “Indenture”), between Luminar and U.S. Bank National Association, as trustee (the “Trustee”). Luminar has granted the initial purchasers an option to purchase on or before December 29, 2021, up to an additional $25.0 million aggregate principal amount of notes, after giving effect to the partial exercise of the option described above.
Luminar estimates that the net proceeds from the offering will be approximately $584.0 million (or approximately $608.4 million if the initial purchasers exercise the remainder of their option to purchase additional notes in full), after deducting the initial purchasers’ discount and estimated offering expenses payable by Luminar. Luminar intends to use a portion of the net proceeds from the offering for general corporate purposes that advance its growth strategy and to pay the cost of the capped call transactions described below.
Luminar also intends to use a portion of the net proceeds to repurchase shares of its Class A common stock in an amount not to exceed $300.0 million (or $312.5 million if the initial purchasers exercise their option to purchase additional notes in full) pursuant to its previously announced share repurchase program. In connection with the closing of the offering, Luminar used $146.7 million of the net proceeds from the offering of the notes to repurchase approximately 9.7 million shares of its Class A common stock at a purchase price of $15.08 per share from certain purchasers of notes in privately negotiated transactions through one of the initial purchasers or its affiliate as Luminar’s agent. Luminar expects that any additional share repurchases will be made through a variety of methods, which could include open market purchases, accelerated share repurchase transactions, 10b5-1 plans, other transactions that may be structured through investment banking institutions or a combination thereof. Luminar’s repurchases of shares of its Class A common stock may cause an increase or avoid a decrease in the market price of its Class A common stock or the notes, and, to the extent the activity occurs during any observation period related to a conversion of notes, it could affect the amount and value of the consideration that noteholders will receive upon conversion of the notes.
The notes will accrue interest payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2022, at a rate of 1.25% per year. The notes will mature on December 15, 2026, unless earlier converted, redeemed or repurchased.
The initial conversion rate of the notes is 50.0475 shares of Luminar’s Class A common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $19.98 per share. The initial conversion price of the notes represents a premium of approximately 32.5% over the last reported sale price of Luminar’s Class A common stock on the Nasdaq Global Select Market on December 14, 2021, which was $15.08 per share. The conversion rate will be subject to adjustment upon the occurrence of certain events prior to the maturity date. Luminar will increase the conversion rate for a holder who elects to convert its notes in connection with certain corporate events or Luminar’s delivery of a notice of redemption, as the case may be, in certain circumstances as provided in the Indenture.
Before June 15, 2026, the notes will be convertible at the option of the noteholders only if specific conditions are met. On or after June 15, 2026, until the close of business on the second scheduled trading day immediately before the maturity date, the notes will be convertible at the option of the noteholders at any time regardless of these conditions. Conversions of the notes will be settled in cash, shares of Luminar’s Class A common stock or a combination thereof, at Luminar’s election.
The notes will be redeemable, in whole or in part (subject to certain limitations), at Luminar’s option at any time, and from time to time, on or after December 20, 2024, and on or before the 40th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if certain liquidity conditions are satisfied and the last reported sale price per share of Luminar’s Class A common stock exceeds 130% of the conversion price on (1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date Luminar sends the related redemption notice, and (2) the trading day immediately before the date Luminar sends such notice.
If Luminar undergoes a “fundamental change,” subject to certain conditions and limited exceptions, holders may require Luminar to repurchase for cash all or any portion of their notes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. In addition, upon certain corporate events that occur prior to the maturity date of the notes or if Luminar delivers a notice of redemption in respect of some or all of the notes, it will, under certain circumstances, increase the conversion rate of the notes for holders who elect to convert their notes in connection with such a corporate event or convert their notes called for redemption during the related redemption period, as the case may be.
The notes are senior unsecured obligations of Luminar and will be equal in right of payment with Luminar’s future senior unsecured indebtedness; senior in right of payment to Luminar’s future indebtedness that is expressly subordinated to the notes; effectively subordinated to Luminar’s existing and future secured indebtedness, to the extent of the value of the collateral securing that indebtedness; and structurally subordinated to all existing and future indebtedness and other liabilities, including trade payables, and (to the extent Luminar is not a holder thereof) preferred equity, if any, of Luminar’s subsidiaries.
The Indenture governing the notes contains customary events of default with respect to the notes, including that upon certain events of default occurring and continuing, the Trustee by notice to Luminar, or the holders of at least 25% of the aggregate principal amount of notes then outstanding by notice to Luminar and the Trustee, may (subject to the provisions of the Indenture) declare the principal amount of, and all accrued and unpaid interest on, all of the notes then outstanding to become due and payable immediately. In the case of certain events of bankruptcy, insolvency or reorganization with respect to Luminar (and not solely with respect to a significant subsidiary of Luminar), then the principal amount of, and all accrued and unpaid interest on, all of the notes then outstanding will immediately become due and payable without any further action or notice by any person.
The foregoing description is qualified in its entirety by the full text of the Indenture, a copy of which is attached hereto as Exhibit 4.1. The terms of the Indenture, including the form of the notes attached hereto as Exhibit 4.2, are incorporated herein by reference.
Capped Call Transactions
As previously announced, on December 14, 2021, in connection with the pricing of the notes, Luminar entered into privately negotiated capped call transactions (the “base capped call transactions”) with an affiliate of one of the initial purchasers of the notes and certain other financial institutions (the “option counterparties”). In addition, on December 16, 2021, in connection with the initial purchasers’ partial exercise of their option to purchase additional notes, Luminar entered into additional capped call transactions (together with the base capped call transactions, the “capped call transactions”) with each of the option counterparties. The capped call transactions are expected generally to reduce the potential dilution to Luminar’s Class A common stock upon conversion of the notes and/or offset any cash payments Luminar is required to make in excess of the principal amount of converted notes, as the case may be, with such reduction and/or offset subject to a cap. The cap price of the capped call transactions was initially $30.1600 per share, which represents a premium of 100% over the last reported sale price of Luminar’s Class A common stock on December 14, 2021, and is subject to certain adjustments under the terms of the capped call transactions.
Luminar used $70.5 million of the net proceeds from the offering of the notes to pay the cost of the capped call transactions. If the initial purchasers of the notes exercise the remainder of their option to purchase additional notes, Luminar intends to use a portion of the additional net proceeds to fund the cost of entering into additional capped call transactions with the option counterparties.
The capped call transactions are separate transactions entered into by Luminar with the option counterparties, are not part of the terms of the notes and will not change any holder’s rights under the notes. Holders of the notes will not have any rights with respect to the capped call transactions.
The foregoing description is qualified in its entirety by the full text of form of confirmation for the capped call transactions, a copy of which is attached hereto as Exhibit 10.1. The terms of the form of confirmation for the capped call transactions are incorporated herein by reference.
Item 2.03.    Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.
The information set forth in Item 1.01 above with respect to the Indenture and the issuance of the notes by Luminar is incorporated by reference into this Item 2.03.
Item 3.02.    Unregistered Sales of Equity Securities.
The disclosure set forth in Item 1.01 above is incorporated by reference into this Item 3.02. The notes were issued to the initial purchasers in reliance upon Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), in transactions not involving any public offering. The notes were resold by the initial purchasers to persons whom the initial purchasers reasonably believe are “qualified institutional buyers,” as defined in, and in accordance with, Rule 144A under the Act. Initially, a maximum of 39,787,740 shares of Luminar’s Class A common stock may be issued upon conversion of the notes (including additional shares issuable under the make-whole provision), based on the initial maximum conversion rate of 66.3129 shares of Class A common stock per $1,000 principal amount of notes, which is subject to customary adjustments.
Forward-Looking Statements
Certain statements included in this Current Report that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “aims”, “believe,” “may,” “will,” “estimate,” “set,” “continue,” “towards,” “anticipate,” “intend,” “expect,” “should,” “would,” “forward,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expected net proceeds from the offering and use of those net proceeds. These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of Luminar’s management and are not predictions of actual performance. Forward-looking statements are subject to a number of risks and uncertainties, including but not limited to whether we will repurchase the maximum amount of shares, which could differ or change based upon market conditions or for other reasons, that could cause actual results to differ materially from the forward-looking statements including the risks discussed under the heading “Risk Factors” in the Annual Report on Form 10-K filed by Luminar on April 14, 2021, and other documents Luminar files with the Securities and Exchange Commission in the future. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made and Luminar undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Current Report.

Item 9.01.    Financial Statements and Exhibits.
(d) Exhibits.

Exhibit Number	Description
4.1	Indenture, dated as of December 17, 2021, between Luminar Technologies, Inc. and U.S. Bank National Association, as trustee.
4.2	Form of certificate representing the 1.25% Convertible Senior Notes due 2026 (included as Exhibit A to Exhibit 4.1).
10.1	Form of Confirmation for Capped Call Transactions.
104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Luminar Technologies, Inc.

Date: December 17, 2021	By:	/s/ Thomas J. Fennimore
	Name:	Thomas J. Fennimore
	Title:	Chief Financial Officer